Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information was included in Entergy Corporation’s Investor Release, dated April 26, 2012, regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

A. Spin-Merge of Transmission Business

Appendix A provides information on Entergy’s plans to spin off its transmission business and merge that business into a subsidiary of ITC Holdings Corp.

Entergy’s Transmission Business Overview

Entergy’s electric transmission business consists of approximately 15,700 miles of interconnected transmission lines at voltages of 69kV and above and associated substations across its utility service territory in the Mid-South. Following the completion of the transaction, ITC will become one of the largest electric transmission companies in the U.S., with over 30,000 miles of transmission lines, spanning from the Great Lakes to the Gulf Coast.

Transaction Overview

Entergy and ITC Boards of Directors approved a definitive agreement under which Entergy will spin off and then merge its electric transmission business into a subsidiary of ITC. Terms of the transaction agreements include:

•	Entergy will spin off its electric transmission business, or “Transco,” to Entergy’s shareholders in the form of a tax-free spin-off.

•	After the spin-off, the newly formed Transco will merge with a newly-formed subsidiary of ITC.

•	Prior to the merger, ITC expects to effectuate a $700 million recapitalization, currently anticipated to take the form of a one-time special dividend to its shareholders.

•

The merger will result in Entergy shareholders receiving 50.1 percent of the shares of pro forma ITC in exchange for their shares of Transco; existing ITC shareholders will own the remaining 49.9 percent of the combined company.

Entergy expects to receive gross cash proceeds of $1.775 billion from indebtedness that will be incurred in connection with the transaction, and this indebtedness will be assumed by ITC at the close of the merger. Entergy expects to utilize most of the cash proceeds to retire debt associated with the transmission business at its utility operating companies and the balance for debt reduction at the parent, Entergy Corporation.

Closing Conditions and Approvals

The transaction is subject to the satisfaction of customary closing conditions. Primary filings and approvals required are summarized below.

Authority		Requirements
Entergy’s Retail Regulators	— — —	Change of control of transmission assets Affiliate transaction approvals related to steps in the spin / merge Authorization to incur debt in some jurisdictions

Federal Energy Regulatory Commission	— — — — —

Change of control of transmission assets (203 filing)

Acceptance of jurisdictional agreements (205 filing)

Authorization to assume debt / issue securities (204 filings)

Changes to System Agreement to remove provisions related to transmission planning and equalization

ITC filing to establish new rate tariffs for the ITC operating companies

Hart-Scott-Rodino Act	—	Pre-merger notification to review potential antitrust and competition issues

Internal Revenue Service	—	Private letter ruling substantially to the effect that certain requirements for a tax-free treatment of the distribution of Transco are met

Securities and Exchange Commission	— —	ITC Form S-4 and Proxy Statement (including audited Transco financial statements and disclosures), and Transco Registration Statement

ITC Shareholders	Approval required for:

	—	Merger,

	—	Issuance of shares to ITC shareholders, and

	—	Amendment to ITC charter to increase authorized number of shares

Upcoming activities in the second quarter will focus largely on regulatory filings with Entergy’s retail jurisdictions as well as FERC. Initial filings are expected to begin mid-year. Work on other key approvals such as ITC shareholder approval, pre-merger notification under the Hart Scott Rodino Act, and IRS private letter ruling is expected to begin in the second and third quarters of 2012.

Expected Close

Completion of the transaction is expected in 2013 subject to the satisfaction of certain closing conditions, including the required approvals and filings discussed above.

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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In this news release, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended December 31, 2011 and (ii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings, and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business into a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.